UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

	TABLE OF CONTENTS

Contents
EXPLANATORY NOTE		3
EXHIBIT INDEX		3
SIGNATURE		3

EXPLANATORY NOTE

Global Blue Group Holding AG is providing on this Form 6-K the articles of association of Global Blue Group Holding AG, dated as of September 23, 2021.

This report on Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-259200) of the Company and the prospectuses incorporated therein.

EXHIBIT INDEX

Exhibit number	Description
3.1	Articles of association of Global Blue Group Holding AG, dated as of September 23, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2021

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

Exhibit 3.1

STATUTEN der Global Blue Group Holding AG (Global Blue Group Holding SA) (Global Blue Group Holding Ltd) _____________________________________________________	ARTICLES OF ASSOCIATION of Global Blue Group Holding AG (Global Blue Group Holding SA) (Global Blue Group Holding Ltd) _____________________________________________________
I.    Grundlagen
Artikel 1: Firma, Sitz
Unter der Firma
Global Blue Group Holding AG
(Global Blue Group Holding SA)
(Global Blue Group Holding Ltd)
besteht eine Aktiengesellschaft gemäss Artikel 620 ff. OR mit Sitz in Wangen-Brüttisellen. Die Dauer der Gesellschaft ist unbeschränkt.

I.General Provisions
Article 1: Corporate Name, Registered Office
Under the corporate name
Global Blue Group Holding AG
(Global Blue Group Holding SA)
(Global Blue Group Holding Ltd)
a Company exists pursuant to articles 620 et seq. of the Swiss Code of Obligations ("CO") having its registered office in Wangen-Brüttisellen. The duration of the Company is unlimited.

32193722v1

Artikel 2: Zweck
Der Zweck der Gesellschaft ist der Erwerb und die Verwaltung von Beteiligungen an in- und ausländischen Unternehmungen, insbesondere von beherrschenden Beteiligungen an Gesellschaften, welche im Bereich MwSt Rückerstattung, Fremdwährungstausch, Marketingdienstleistungen, Verkaufsstellen-Technologie, Ausbildung von Verkaufspersonal und Kundeninformationen tätig sind, die Führung und nachhaltige Entwicklung dieser Beteiligungsgesellschaften im Rahmen einer Unternehmensgruppe sowie die Bereitstellung der finanziellen und organisatorischen Voraussetzungen für die Führung einer Unternehmensgruppe.

Article 2: Purpose
The purpose of the Company is to acquire, hold and manage investments in domestic and foreign companies, in particular of controlling investments in companies active in the areas of VAT/GST tax refund, currency conversion, marketing services, point-of-sale technology, retail staff education, and customer intelligence, the management and sustainable development of these investment companies within a group of companies as well as the provision of financial and organizational means for the management of a group of companies.

Die Gesellschaft kann im In- und Ausland Liegenschaften und Immaterialgüterrechte erwerben, belasten, verwerten und verkaufen sowie Tochtergesellschaften und Zweigniederlassungen errichten und finanzieren.	The Company may acquire, mortgage, utilize and sell real estate properties and intellectual property rights in Switzerland and abroad as well as incorporate and finance subsidiaries and branches.
Die Gesellschaft kann alle der Verwirklichung ihres Zweckes förderlichen kommerziellen und finanziellen Transaktionen durchführen, insbesondere Kredite gewähren und aufnehmen, Obligationenanleihen ausgeben, Bürgschaften und Garantien abgeben, Sicherheiten stellen sowie Anlagen in allen marktgängigen Anlagemedien vornehmen.	The Company may engage in all kinds of commercial and financial transactions that are beneficial for the realisation of its purpose, in particular provide and take out loans, issue bonds, provide suretyships and guarantees, provide collateral as well as make investments in all marketable investment classes.
II.    Kapital
Artikel 3a: Aktienkapital
Das Aktienkapital der Gesellschaft beträgt CHF 2'162'529.51 und ist eingeteilt in 192'534'962 auf den Namen lautendende Stammaktien mit einem Nennwert von je CHF 0.01 und 23'717'989 wandelbare auf den Namen lautende Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 ("Vorzugsaktien der Kategorie A"). Die Aktien sind vollständig liberiert.

II.Capital
Article 3a: Share Capital
The share capital of the Company amounts to CHF 2,162,529.51 and is divided into 192,534,962 registered common shares with a nominal value of CHF 0.01 each and 23,717,989 registered series A convertible preferred shares with a nominal value of CHF 0.01 each ("Series A Preferred Shares"). The share capital is fully paid-up.

Artikel 3b: Wandelbare Vorzugsaktien der Kategorie A
1.    Die Vorzugsaktien der Kategorie A haben dieselben Rechte wie die Stammaktien, einschliesslich des Rechts auf Dividenden (einschliesslich Liquidationsdividende) und Stimm- und Mitwirkungsrechte.
Article 3b: Convertible Series A Preferred Shares 1.The Series A Preferred Shares have the same dividend (including liquidation dividends), voting and other rights as common shares.
2.Jede Vorzugsaktie der Kategorie A verleiht ein Recht auf eine (zusätzliche) Vorzugsdividende ("Vorzugsdividende").	2.Each Series A Preferred Share confers an (additional) preference dividend ("Preference Dividend") as follows:
a.Für die für das Geschäftsjahr 2025/2026 (d.h. erstmals an der ordentlichen Generalversammlung 2026) und danach beschlossenen Dividendenbeschlüsse (einschliesslich Beschlüsse betreffend ausschüttbare Reserven) ein Betrag entsprechend 8% p.a. ("Prozentsatz") von USD 10, unter der Voraussetzung, dass die Generalversammlung eine entsprechende Dividende beschliesst und die einschlägigen Bestimmungen des Schweizerischen Obligationenrechts sowie sonstige für die Gesellschaft geltende rechtliche Vorschriften eingehalten werden. Insbesondere darf keine Vorzugsdividende ausgerichtet werden, insoweit kein Bilanzgewinn oder ausschüttbare Reserven bestehen.

a.For dividends resolved (including resolutions regarding distributable reserves) for the financial year 2025/2026 (i.e. the first time at the ordinary General Meeting of Shareholders 2026) and thereafter an amount equal to 8% per annum ("Percentage") of USD 10, under the prerequisite that the General Meeting of Shareholders resolves a corresponding dividend and that the relevant provisions of the CO, as well as the other legal requirements applicable to the Company are complied with. In particular no Preference Dividend may be distributed to the extent no balance sheet profit or distributable reserves are available for distribution.

b.Der Prozentsatz erhöht sich in jedem auf das Geschäftsjahr 2025/2026 folgenden Geschäftsjahr jeweils um einen weiteren Prozentpunkt p.a.	b.The Percentage shall increase in each financial year after 2025/2026 by an additional one percentage point per annum.
c.Die Generalversammlung kann beschliessen, in einem Geschäftsjahr keine Dividende auszuschütten, oder eine Dividende auszuschütten, welche zur vollständigen Zahlung einer Vorzugsdividende nicht ausreicht; diesfalls verfällt am Ende dieses Jahres der entsprechende restliche Betrag der Vorzugsdividende für dieses Geschäftsjahr, dieser Betrag wird nicht auf das nächste Geschäftsjahr vorgetragen und erhöht den auf der Basis des künftig anwendbaren Prozentsatzes nicht.

c.    The General Meeting of Shareholders may resolve in any given year not to distribute dividends, or to distribute dividends in an amount not covering the full amount of the Preference Dividend; in such cases the respective remaining amount of the Preference Dividend of such year is forfeited at the end of such year, shall not be carried forward to the following year(s) and does not increase the basis of the subsequently applicable Percentage.

Die ordentliche Dividende für die Stamm- und Vorzugaktien der Kategorie A kann beschlossen werden, nachdem die Generalversammlung die Bezahlung der Vorzugsdividende für das betreffende Jahr vollumfänglich beschlossen hat.	The regular dividend on the common shares and Series A Preferred Shares can be resolved once the General Meeting of Shareholders has approved the payment of the Preference Dividend for the respective year in full.
3.Die Inhaber der Vorzugsaktien der Kategorie A haben ein Recht auf einen Vorweganteil am Liquidationsergebnis nach Tilgung der Schulden, wobei der Betrag pro Vorzugsaktie USD 10 entspricht. Nach Auszahlung des Vorzugsanteils am Liquidationsergebnis an die Vorzugsaktien der Kategorie A, ist das restliche Liquidationsergebnis unter den Stammaktien zu verteilen.

3.Each Series A Preferred Share confers the right to receive after all debts have been satisfied a priority share of the liquidation proceeds in an amount equal to USD 10. After distribution of the liquidations proceeds to the Series A Preferred Shares, the remainder shall be distributed on the common shares.

4.Die Gesellschaft ist im Rahmen des gesetzlich Zulässigen ermächtigt, alle oder einen Teil der Vorzugsaktien der Kategorie A gegen Bargeld und/oder Stammaktien (aus dem Eigenbestand oder Stammaktien aus genehmigtem Kapital) auf der Basis einer Vereinbarung mit den Vorzugsaktionären, welche den Vorzugsaktionären Andienungsrechte und der Gesellschaft Erwerbs- und Rückkaufsrechte einräumt, zu vereinbaren ("Eintauschvereinbarung").

4.To the extent permitted by applicable law, the Company is authorized to acquire all or any portion of the Series A Preferred Shares in exchange for cash and/or common shares (sourced, in particular, from treasury shares or shares issued out of authorized share capital) pursuant to a contractual arrangement between the Company and the holders of the Series A Preferred Shares which grants the holders put rights and the Company call rights and redemption rights ("Conversion Agreement").

5.Die Ausgabe neuer Vorzugsaktien und die Abänderung bzw. Aufhebung dieses Artikels 3b bedarf der Zustimmung einer Sonderversammlung der Inhaber der Vorzugsaktien der Kategorie A mit der Mehrheit der anwesenden Stimmen ("Sonderversammlung"). Zudem ist die Zustimmung der Sonderversammlung erforderlich für: (a) eine Fusion, die dazu führt, dass die Inhaber der Vorzugsaktien der Kategorie A pro Vorzugsaktie der Kategorie A weniger als USD 10 erhalten und (b) für Beschlüsse der Generalversammlung im Zusammenhang mit einem öffentlichen Übernahmeangebot für alle oder einen Teil der Aktien der Gesellschaft, sofern die Inhaber der Vorzugsaktien der Kategorie A pro Vorzugsaktie der Kategorie A weniger als USD 10 erhalten. Für die Vernichtung von Vorzugsaktien der Kategorie A, welche im Eigenbestand der Gesellschaft oder ihrer Tochtergesellschaften gehalten werden, ist die Zustimmung der Sonderversammlung nicht erforderlich.

5.The issuance of any preferred shares as well as the modification and cancellation, respectively, of this Article 3b requires the approval of a special meeting of the Series A Preferred Shares with a majority of the votes present at the meeting ("Special Meeting"). In addition, approval by the Special Meeting is required for (a) the approval of a merger which would result in a holder of a Series A Preferred Share receiving less than USD 10 per Series A Preferred Share or (b) in case of resolutions by a General Meeting of Shareholders being held in the context of a public tender offer for all or part of the shares of the company, to the extent that a holder of a Series A Preferred Share would receive less than 10 (ten) USD (United States Dollars) per Series A Preferred Share. However, no Special Meeting is required for the cancellation of Series A Preferred Shares which are held in treasury by the Company or its subsidiaries.

6.Im Falle der Ausgabe von neuen Stammaktien haben die Vorzugsaktien der Kategorie A dieselben Bezugs- und Vorwegzeichnungsrechte wie die Stammaktien. Der Ausschluss von Bezugs- und Vorwegzeichnungsrechte auf Stammaktien bedarf keiner Zustimmung der Sonderversammlung.

6.The Series A Preferred Shares confer the same pre-emptive rights and advance subscription rights for newly issued common shares as the common shares. The exclusion of pre-emptive or advance subscription rights for common shares does not require approval by the Special Meeting.

Artikel 4a: Bedingtes Aktienkapital – Mitarbeiterbeteiligung
1.Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 190'000 durch Ausgabe von höchstens 19'000'000 vollständig zu liberierenden Stammaktien mit einem Nennwert von je CHF 0.01 bei Ausübung von Optionsrechten oder im Zusammenhang mit anderen Rechten auf Aktien (einschliesslich sog. Restricted Stock Units (RSU) oder sog. Performance Stock Units (PSU)) erhöht, welche Organmitgliedern und Mitarbeitern oder Verwaltungsräte aller Stufen der Gesellschaft und der Gruppengesellschaften gemäss den entsprechenden Reglementen und Beschlüssen des Verwaltungsrats zustehen. Das Bezugsrecht und das Vorwegzeichnungsrecht der Aktionäre sind ausgeschlossen.

Article 4a: Conditional Share Capital – Employee or Director Participation
1.The share capital of the Company may be increased by up to CHF 190'000 by issuing up to 19'000'000 fully paid-in common shares with a nominal value of CHF 0.01 each, upon the exercise of option rights or in connection with other rights regarding shares (including restricted stock units (RSU) or Performance Stock Units (PSU)) granted to officers and employees or directors at all levels of the Company and its group companies according to respective regulations and resolutions of the Board of Directors. The pre-emptive rights and the advance subscription rights of the shareholders are excluded.

2.Die Bedingungen zur Zuweisung und Ausübung der Optionsrechte und anderer Rechte auf Aktien aus diesem Artikel 4a sind vom Verwaltungsrat festzulegen. Die Ausgabe von Aktien unter dem Marktpreis ist zulässig.

2.The conditions for the allocation and exercise of the option rights and other rights regarding shares from this Article 4a are determined by the Board of Directors. The shares may be issued at a price below the market price.

Artikel 4b: Bedingtes Aktienkapital – Wandelanleihen
1.    Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 190'000 durch Ausgabe von höchstens 19'000'000 vollständig zu liberierenden Stammaktien von je CHF 0.01 Nennwert erhöht bei Ausübung von Wandel- oder Optionsrechten, welche im Zusammenhang mit Wandelanleihen, Anleihen, Wandeldarlehen und ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften eingeräumt worden sind.

Article 4b: Conditional Share Capital – Convertible Debt
1.The share capital of the Company may be increased by up to CHF 190'000 by issuing up to 19'000'000 fully paid-in common shares with a nominal value of CHF 0.01 each upon the exercise of conversion rights or options in relation with convertible debt instruments, bonds, loans and similar forms of financing of the Company or of a subsidiary company.

2.Die Ausgabebedingungen für die Options- und Wandelrechte werden durch den Verwaltungsrat festgelegt. Der Verwaltungsrat ist ermächtigt, das Vorwegzeichnungsrecht der Aktionäre aufzuheben oder einzuschränken, sofern die Wandelanleihen, Anleihen, Wandeldarlehen und ähnliche Finanzierungsformen verwendet werden (i) falls die Emission auf dem Weg der Festübernahme durch ein Konsortium mit anschliessender Platzierung im Publikum ohne Vorwegzeichnungsrecht im betreffenden Zeitpunkt, insbesondere hinsichtlich der Emissionskonditionen, als die geeignetste Emissionsform erscheint, oder (ii) im Zusammenhang mit der Finanzierung oder Refinanzierung des Erwerbs (einschliesslich Übernahme) von Gesellschaften, Unternehmen, Unternehmensteilen, Beteiligungen oder Kooperationen oder anderer Investitionen.

2.    The conditions for the granting of the option rights and conversion rights shall be determined by the Board of Directors. The Board of Directors is authorized to exclude or restrict shareholders' advance subscription rights, if the convertible debt instruments, bonds, loans and similar forms of financing are used, (i) if an issue by firm underwriting by a consortium with subsequent offering to the public without advance subscription rights seems to be the most appropriate form of issue at the time, particularly in terms of the conditions for issue, or (ii) in connection with the financing or refinancing of the acquisition (including takeover) of companies, enterprises, parts of enterprises, participations or joint ventures or other investments.

3.Soweit das Vorwegzeichnungsrecht ausgeschlossen ist, (i) beträgt die Ausübungsfrist für Wandelrechte höchstens 15 Jahre und für Optionsrechte höchstens 7 Jahre und (ii) und die Bedingungen solcher Wandelanleihen, Anleihen, Wandeldarlehen und ähnliche Finanzierungsformen, einschliesslich Options- und Wandelbedingungen, sind unter Berücksichtigung der Marktverhältnisse zum Zeitpunkt von deren Ausgabe festzulegen.

3.    To the extent shareholders' advance subscription rights are excluded, (i) the exercise period for conversion and option rights granted shall not exceed 15 years and 7 years, respectively, and (ii) the terms of the relevant convertible debt instruments, bonds, loans and similar forms of financing, including conversion and option terms, shall be set taking into consideration the market conditions at the time of their issue.

Artikel 4c: Bedingtes Aktienkapital – Bestehende Aktionärsoptionen
1.Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 190'000 durch Ausgabe von höchstens 19'000'000 vollständig zu liberierenden Stammaktien mit einem Nennwert von CHF 0.01 je Aktie erhöht bei und im Umfang der Ausübung von Aktionärsoptionen, welche im Rahmen der Kotierung an vormalige Inhaber von Optionen der Far Point Acquisition Corporation ausgegeben worden sind.

Article 4c: Conditional Share Capital – Existing Shareholder Warrants
1.The share capital of the Company shall be increased by an amount not exceeding CHF 190'000, through the issue from time to time of a maximum of 19'000'000 fully paid-in common shares with a par value of CHF 0.01 each, in connection with the exercise of shareholder warrants that have been issued in connection with the listing of the Company to former holders of the warrants of Far Point Acquisition Corporation.

2.Das Bezugsrecht der Aktionäre ist ausgeschlossen. Die neuen Stammaktien können zum oder unter dem aktuellen Marktpreis ausgegeben werden. Der Verwaltungsrat bestimmt bei einer solchen Emission die spezifischen Ausgabekonditionen, inklusive den Ausgabepreis der Aktien in den Bedingungen der Aktionärsoptionen.

2.The pre-emptive rights of the shareholders are excluded. The new common shares may be issued at a price equal to or below the current market price. The Board of Directors shall specify the specific conditions of issue including the issue price of the shares in the terms of the shareholder warrants.

Artikel 4d: Genehmigtes Aktienkapital
Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum 27. August 2022 um höchstens CHF 702'898.34 durch Ausgabe von bis zu 70'289'834 vollständig zu liberierenden Stammaktien mit einem Nennwert von je CHF 0.01 zu erhöhen. Erhöhung auf dem Wege der Festübernahme und in Teilbeträgen ist zulässig. Der Verwaltungsrat bestimmt den Ausgabepreis, die Art der zu leistenden Einlage, den Beginn der Dividendenberechtigung und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten.

Article 4d: Authorized Share Capital
The Board of Directors is authorized to increase the share capital of the Company at any time until 27 August 2022, by an amount not exceeding CHF 702,898.34 through the issuance of up to 70,289,834 fully paid-in common shares with a nominal value of CHF 0.01 each. Increases by way of underwriting as well as partial increases are permitted. Issue price, type of contribution, start of dividend entitlement as well as the expiry or allocation of pre-emptive rights not exercised shall be determined by the Board of Directors.

Der Verwaltungsrat ist ermächtigt, das Bezugsrecht der Aktionäre ganz oder teilweise aufzuheben oder zu beschränken:	The Board of Directors is authorized to exclude or restrict the pre-emptive rights of the existing shareholders:
1.im Zusammenhang mit strategischen Partnertransaktionen und Kooperationen;	1. in connection with strategic partnering and co-operation transactions;
2.im Zusammenhang mit Fusionen sowie mit dem Erwerb (einschliesslich Übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung und die Finanzierung oder Refinanzierung solcher Transaktionen;

2.in connection with mergers, acquisitions (including take-over) of companies, enterprises or parts of enterprises, participations or intellectual property rights or other types of strategic investments as well as financing or refinancing of such transactions;

3.für die Beteiligung von Organmitgliedern und Mitarbeitern aller Stufen der Gesellschaft und deren Gruppengesellschaften;	3.for the participation of directors, officers and employees at all levels of the Company and its group companies;
4.zum Zwecke der Erweiterung des Aktionariats im Zusammenhang mit der Kotierung von Aktien an (zusätzlichen) ausländischen Börsen;	4.for the purpose of expanding the shareholder base in connection with the listing of shares on (additional) foreign stock exchanges.
5.zum Umtausch bzw. Rückkauf von Vorzugsaktien der Kategorie A gegen Stammaktien aus genehmigtem Kapital gemäss Artikel 3b Ziffer 4 der Statuten;
5.for the exchange and buy-back, respectively, of Series A Preferred Shares in exchange for common shares issued from authorized share capital according to Article 3b Section 4 of the Articles of Association;

6.im Zusammenhang mit der Ausübung von Optionen, welche im Rahmen der Kotierung der Gesellschaft an vormalige Optionsinhaber der Far Point Acquisition Corporation, Delaware, USA, ausgegeben worden sind, bzw. der Schaffung von entsprechenden eignen Aktien;

6.in connection with the exercise of warrants that have been issued to former holders of warrants of Far Point Acquisition Corporation, Delaware, USA, in connection with the listing of the Company and the creation of corresponding treasury shares, respectively;

7.im Zusammenhang mit der Kotierung, einschliesslich im Zusammenhang mit dem der Ausgabe von Stammaktien an Mitglieder des Managements im Austausch für Darlehensschuldscheine bzw. Beteiligungsrechte, welche durch eine Tochtergesellschaft, Global Blue Holding Limited, Caymaninseln, oder Global Blue Investment & Co S.C.A., Luxemburg, begeben worden sind; oder

7.    in connection with the listing of the Company, including in connection with exchanges of loan notes or equity instruments issued by the Company's subsidiary Global Blue Holding Limited, Cayman Islands, or Global Blue Investment & Co S.C.A., Luxembourg, to members of management for common shares of the Company; or

8.    im Zusammenhang mit der Ausgabe von Stammaktien an S.L. Globetrotter L.P. (Cayman Island) und andere ehemalige Aktionäre der Global Blue Group AG gemäss den Bestimmungen über Preisanpassungen des Agreement and Plan of Merger, datiert per 16. Januar 2020 zwischen der Gesellschaft, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, ausgewählte Mitglieder des Managements wie in Ziffer 1.01(a) der Anlagen zum Merger Agreement aufgelistet, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (allein in seiner Eigenschaft als Vertreter der Aktionäre der Far Point Acquisition Corporation), Far Point LLC, Delaware, USA, allein zum Zweck der Ziffern 2.20 und 8.01 des Merger Agreements, und Jacques Stern, (allein in seiner Eigenschaft als Vertreter des Managements), wie von Zeit zu Zeit geändert.

8.    in connection with the issuance of common shares to S.L. Globetrotter L.P. (Cayman Island) and other former shareholders of Global Blue Group AG in accordance with the price adjustment provisions pursuant to the Agreement and Plan of Merger, dated as of January 16, 2020 among the Company, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, certain members of management as listed on Section 1.01(a) of the Merger Agreement disclosure schedules, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (solely in his capacity as the Far Point Acquisition Corporation shareholder's representative), Far Point LLC, Delaware, USA, solely for purposes of Sections 2.20 and 8.01 of the Merger Agreement, and Jacques Stern, (solely in his capacity as the representative of management), as amended from time to time.

Artikel 5: Form der Aktien
Die Gesellschaft kann ihre Stammaktien in der Form von Einzelurkunden, Globalurkunden oder Wertrechte ausgeben und jederzeit ohne Genehmigung der Aktionäre eine bestehende Form in eine andere Form von Stammaktien umwandeln. Ein Aktionär oder eine Aktionärin hat keinen Anspruch auf Umwandlung seiner oder ihrer Stammaktien in eine andere Form oder auf Druck und Auslieferung von Urkunden. Mit der Zustimmung des Aktionärs oder der Aktionärin kann die Gesellschaft ausgestellte Urkunden, die bei ihr eingeliefert werden, ersatzlos annullieren. Jeder Aktionär und jede Aktionärin können jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm oder ihr gemäss Aktienregister gehaltenen Stammaktien verlangen.

Article 5: Form of shares
The Company may issue its common shares in the form of individual certificates, global certificates and/or uncertificated securities and convert one form into another form of common shares at any time and without the approval of the shareholders. A shareholder has no entitlement to demand a conversion of the form of the common shares or the printing and delivery of share certificates. With the consent of the shareholder, the Company may cancel issued certificates which are returned to it without replacement. Each shareholder may, however, at any time request a written confirmation from the Company of the common shares held by such shareholder, as reflected in the share register of the Company.

Die Gesellschaft kann für die Stammaktien Bucheffekten schaffen. Die Übertragung von Bucheffekten und die Bestellung von Sicherheiten an Bucheffekten richten sich nach den Bestimmungen des Bucheffektengesetzes. Die Gesellschaft kann als Bucheffekten ausgestaltete Stammaktien aus dem entsprechenden Verwahrungssystem zurückziehen.	The Company may create intermediated securities for the common shares. The transfer of intermediated securities and furnishing of collateral in intermediated securities must conform with the regulations of the Intermediary-Held Securities Act. The Company may withdraw common shares issued as intermediary-held securities from the respective custody system.
Wertrechte können, sofern keine Bucheffekten geschaffen wurden, nur durch Zession übertragen werden. Die Zession bedarf zur Gültigkeit der Anzeige an die Gesellschaft.
Uncertified securities (Wertrechte) may only be transferred by way of assignment provided that they are not registered as book-entry securities. In order to be valid, the assignment must be reported to the Company.

Für den Fall, dass die Gesellschaft Aktienzertifikate druckt und ausgibt, müssen die Aktienzertifikate die Unterschrift von mindestens einem zeichnungsberechtigten Verwaltungsrat enthalten. Faksimile-Unterschriften sind erlaubt.	If the Company prints and issues share certificates, such share certificates shall bear the signature of at least one member of the Board of Directors who is authorized to sign. The signatures may be facsimile signatures.

Die vorstehenden Bestimmungen dieses Artikels 5 der Statuten gelten mutatis mutandis auch für die Vorzugsaktien der Kategorie A.	The foregoing provisions of this Article 5 of the Articles of Association apply mutatis mutandis to Series A Preferred Shares.
Artikel 6: Aktienbuch und Beschränkung der Übertragbarkeit von Vorzugsaktien der Kategorie A
Für die Stammaktien und Vorzugsaktien der Kategorie A wird ein Aktienbuch geführt. Darin werden die Eigentümer und Nutzniesser mit Namen und Vornamen (bei juristischen Personen die Firma), Wohnort (bei juristischen Personen der Sitz) und Adresse eingetragen. Wechselt eine im Aktienbuch eingetragene Person ihre Adresse, so hat sie dies der Gesellschaft mitzuteilen.

Article 6: Share register and Transfer Restrictions for Series A Preferred Shares
The identity of the owners/usufructuaries of common shares and Series A Preferred Shares shall be entered in the share register stating first/last name (for legal entities the company name), domicile (for legal entities the legal domicile) and address. Any person registered in the share register changing its address, must inform the Company accordingly.

Die Übertragung von Vorzugsaktien der Kategorie A, ob zu Eigentum oder zu Nutzniessung, bedarf in jedem Falle der Genehmigung durch den Verwaltungsrat. Die Zustimmung kann nur verweigert werden bzw. der Verwaltungsrat ist verpflichtet, die Zustimmung zu verweigern, falls der Erwerber der Eintauschvereinbarung nicht beitritt.	The transfer of Series A Preferred Shares, be it for ownership or usufruct purposes, is in any case subject to the approval by the Board of Directors. The approval can only be refused and the Board of Directors is obliged to refuse approval, respectively, if the acquirer does not accede to the Conversion Agreement.
III.Organisation A.Generalversammlung Artikel 7: Befugnisse Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen folgende unübertragbare Befugnisse zu:	III.Organisation A. General Meeting of Shareholders Article 7: Authorities The General Meeting of Shareholders is the supreme corporate body of the Company. It has the following non-transferable powers:

1.Festsetzung und Änderung der Statuten;	1. to adopt and amend the Articles of Association;
2.Wahl und Abberufung der Mitglieder des Verwaltungsrats, des/der Präsidenten/in des Verwaltungsrats, der Mitglieder des Vergütungsausschusses, der Revisionsstelle und des unabhängigen Stimmrechtsvertreters;
2. to elect and recall the members of the Board of Directors, the Chairman/Chairwoman of the Board of Directors, the members of the Compensation Committee, the Auditors and the Independent Proxy;
1.Genehmigung des Lageberichts und der Konzernrechnung;	3. to approve the management report and the consolidated accounts;
1.Genehmigung der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinns, insbesondere die Festsetzung der Dividende;	4. to approve the annual accounts as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends;
1.Genehmigung der Vergütungen des Verwaltungsrats und der Geschäftsleitung gemäss den Artikeln 8, 27 und 28 der Statuten;	5. to approve the compensation of the members of the Board of Directors and the Executive Management pursuant to Articles 8, 27 and 28 of the Articles of Association;
1.Entlastung der Mitglieder des Verwaltungsrats der Geschäftsleitung und des Vergütungsausschusses;	6. to grant discharge to the members of the Board of Directors Executive Management and the Compensation Committee;
1.Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.	7. to pass resolutions regarding issues which are reserved to the General Meeting of Shareholders by law or by the Articles of Association or which are presented to it by the Board of Directors.
Artikel 8: Beschlüsse betreffend Vergütungen Die ordentliche Generalversammlung genehmigt jedes Jahr gesondert die Anträge des Verwaltungsrates in Bezug auf:	Article 8: Resolutions on compensation Each year, the ordinary General Meeting of Shareholders shall approve separately the proposals by the Board of Directors in relation:

a.den maximalen Gesamtbetrag der Vergütung des Verwaltungsrats für die Dauer bis zur nächsten ordentlichen Generalversammlung; und	a.to the aggregate maximum amount of the compensation of the Board of Directors for the term of office until the next ordinary Meeting of the Shareholders; and
b.den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das folgende Geschäftsjahr.	b.to the aggregate maximum amount of the compensation of the Executive Management for the next financial year.
Lehnt die Generalversammlung einen beantragten Vergütungsbetrag ab, kann der Verwaltungsrat unter Berücksichtigung aller relevanten Umstände einen maximalen Gesamtbetrag festlegen und diesen einer neuen Generalversammlung zur Genehmigung unterbreiten. Diesfalls können die Gesellschaft oder von ihr kontrollierte Gesellschaften, unter Vorbehalt einer späteren Genehmigung durch die Generalversammlung, bereits vorgängig Vergütungen ausrichten.	If the General Meeting of Shareholders does not approve the proposed compensation amount, the Board of Directors may determine the aggregate maximum compensation amount, taking into consideration all relevant circumstances and submit such amount to a new General Meeting of Shareholders for approval. In this case, the Company or companies controlled by it may pay compensation prior to such General Meeting of Shareholders, subject to its subsequent approval.
Die ordentliche Generalversammlung stimmt jedes Jahr konsultativ über den Vergütungsbericht der Gesellschaft ab.	Each year, the ordinary General Meeting of Shareholders shall hold a consultative vote on the Company’s compensation report.
Eine Überschreitung der genehmigten maximalen Gesamtbeträge aufgrund von Wechselkursschwankungen ist unbeachtlich.	Any excess of the approved maximum aggregate amounts, which results from foreign currency exchange rate fluctuations shall be disregarded.

Artikel 9: Zusätzlicher Vergütungsbetrag für neue Mitglieder der Geschäftsleitung
Werden Mitglieder der Geschäftsleitung während einer Vergütungsperiode neu ernannt bzw. Mitglieder befördert, für welche die Generalversammlung den maximalen Gesamtbetrag bereits genehmigt hat, und reicht dieser maximale Gesamtbetrag nicht aus, um die Vergütungen dieser Mitglieder zu decken, sind die Gesellschaft und von ihr kontrollierte Gesellschaften ermächtigt, einen Zusatzbetrag auszurichten. Der Zusatzbetrag (einschliesslich allfälliger Antrittsprämien) darf pro Vergütungsperiode und Mitglied fünfunddreissig Prozent der jeweils letzten genehmigten (maximalen) Gesamtvergütung der Geschäftsleitung nicht übersteigen.

Article 9: Supplementary compensation amount for new members of the Executive Management
In the event that members of Executive Management are newly appointed, or members of the Executive Management are promoted during a compensation period for which the General Meeting of Shareholders has already voted upon and the aggregate maximum compensation approved for such period is not sufficient to cover the compensation of these appointees, the Company or companies controlled by it are authorized to pay or award supplementary compensation. The supplementary amount (including sign-on bonuses, if any) shall, per compensation period and member, not exceed thirty-five percent of the aggregate (maximum) compensation amount for Executive Management last approved.

Artikel 10: Versammlungen
Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt. Zeitpunkt und Ort werden durch den Verwaltungsrat bestimmt.

Article 10: Meetings
The ordinary General Meeting of Shareholders shall be held annually within six months after the close of the business year. The Board of Directors determines the time and location of the General Meeting of Shareholders.

Ausserordentliche Generalversammlungen werden einberufen, so oft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.	Extraordinary General Meetings of Shareholders shall be called as often as necessary, in particular, in all cases required by law.
Zu ausserordentlichen Generalversammlungen hat der Verwaltungsrat einzuladen, wenn eine Generalversammlung dies beschliesst oder Aktionäre, die mindestens zehn Prozent des Aktienkapitals vertreten, schriftlich und unter Angabe der Verhandlungsgegenstände und der Anträge eine Einberufung verlangen.	Extraordinary General Meetings of Shareholders shall be convened by the Board of Directors upon a resolution of the General Meeting of Shareholders or if shareholders representing at least ten percent of the share capital request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon.

Artikel 11: Einberufung Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen.	Article 11: Notice The General Meeting of Shareholders shall be convened by the Board of Directors and, if need be, by the Auditors.
Die Einladung erfolgt mindestens 20 Kalendertage vor der Versammlung durch Publikation im Schweizerischen Handelsamtsblatt. In der Einladung sind neben Tag, Zeit und Ort der Versammlung die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrats und der Aktionäre, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben, bekanntzugeben.
Notice of the General Meeting of Shareholders shall be given by publication in the Swiss Official Gazette of Commerce at least 20 calendar days before the date of the meeting. The notice shall state the day, time and place of the meeting, the agenda, the proposals of the Board of Directors and the proposals of the shareholders who have requested the General Meeting of Shareholders or that an item be included on the agenda
Die Eigentümer, Nutzniesser oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten (Universalversammlung). Solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind, kann in dieser Versammlung über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände verhandelt und gültig Beschluss gefasst werden.	The owners, usufructuaries or representatives of all the shares may, if no objection is raised, hold a General Meeting of Shareholders without observing the formal requirements for the convening of the General Meeting of Shareholders (Universal Shareholders Meeting). As long as the owners or representatives of all the shares are present, all subjects falling within the scope of business of the Shareholders Meeting may be validly discussed and decided upon at such meeting.
Spätestens 20 Kalendertage vor der ordentlichen Generalversammlung sind der Geschäftsbericht, der Revisionsbericht und der Vergütungsbericht am Sitz der Gesellschaft zur Einsicht der Aktionäre aufzulegen. In der Einberufung zur Generalversammlung ist auf diese Auflegung und auf das Recht der Aktionäre hinzuweisen, die Zustellung dieser Unterlagen verlangen zu können.	The annual business report, the Auditors' report and the Compensation Report must be submitted for examination by the shareholders at the registered office of the Company at least 20 calendar days prior to the date of the ordinary General Meeting of Shareholders. Reference to such submission and to the shareholders' right to request the conveying of these documents to them shall be included in the notice to the General Meeting of Shareholders.
Artikel 12: Traktanden Der Verwaltungsrat nimmt die Traktandierung der Verhandlungsgegenstände vor.	Article 12: Agenda The Board of Directors shall state the items on the agenda.

Aktionäre, die einzeln oder zusammen mindestens zehn Prozent des Aktienkapitals der Gesellschaft vertreten, können vom Verwaltungsrat die Traktandierung eines Verhandlungsgegenstands verlangen. Das Begehren um Traktandierung ist mindestens 45 Kalendertage vor der Generalversammlung schriftlich unter Angabe des Verhandlungsgegenstands und der Anträge an den/die Präsidenten/in des Verwaltungsrats einzureichen.	Shareholders with voting rights individually or jointly representing at least ten percent of the share capital of the Company may demand that items be put on the agenda. Such demands have to be submitted to the Chairman/Chairwoman of the Board of Directors at least 45 calendar days before the date of the General Meeting of Shareholders and shall be in writing, specifying the item and the proposals.
Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen, welche auch nicht im Zusammenhang mit einem gehörig traktandierten Verhandlungsgegenstand stehen, können keine Beschlüsse gefasst werden, ausser in den gesetzlich vorgesehenen Fällen.	No resolution shall be passed on items proposed only at the General Meeting of Shareholders and which have no bearing on any of the proposed items of the agenda, apart from those exceptions permitted by law.
Artikel 13: Vorsitz, Protokolle
Den Vorsitz der Generalversammlung führt der/die Präsident/in des Verwaltungsrats, bei dessen/deren Verhinderung ein/e Vizepräsident/in des Verwaltungsrats oder ein anderes durch den Verwaltungsrat bestimmtes Mitglied des Verwaltungsrats oder Dritter (der/die "Vorsitzende").

Article 13: Chair, minutes
The General Meeting of Shareholders shall be chaired by the Chairman/Chairwoman of the Board of Directors, or, in his/her absence, by a Vice-Chairman/Vice-Chairwoman of the Board of Directors or another member of the Board of Directors or third party selected by the Board of Directors ("Chairman/Chairwoman").

Der/die Vorsitzende bezeichnet den/die Sekretär/in, der/die nicht Aktionär/in sein muss.	The Chairman/Chairwoman designates a Secretary who does not need to be shareholder.
Der Verwaltungsrat sorgt für die Führung der Protokolle, die vom/von der Vorsitzende/n und vom/von der Sekretär/in zu unterzeichnen sind.	The Board of Directors is responsible for the keeping of the minutes, which are to be signed by the Chairman/Chairwoman and by the Secretary.

Artikel 14: Beschlussfassung Jede Aktie berechtigt, unter Vorbehalt von Artikel 6 der Statuten, zu einer Stimme.	Article 14: Resolutions Subject to Article 6 of the Articles of Association, each share entitles to one vote.
Jede/r Aktionär/in kann sich vom unabhängigen Stimmrechtsvertreter oder von einer anderen Person, die kein(e) Aktionär/in sein muss, vertreten lassen. Der Verwaltungsrat erlässt die Verfahrensvorschriften über die Teilnahme und Vertretung an der Generalversammlung. Über die Anerkennung der Vollmacht entscheidet der/die Vorsitzende.	Each shareholder may be represented by the Independent Proxy or any other person who needs not to be a shareholder. The Board of Directors issues regulations on the procedures of participation and representation at the General Meeting of Shareholders. The Person chairing the General Meeting of Shareholders decides whether a proxy is acceptable or not.
Soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten, fasst die Generalversammlung ihre Beschlüsse und vollzieht ihre Wahlen mit der einfachen Mehrheit der abgegebenen Stimmen, wobei Enthaltungen, leer eingelegte Stimmen und ungültige Stimmen bei der Berechnung des Mehrs nicht berücksichtigt werden.	The General Meeting of Shareholders shall pass its resolutions and carry out its elections with the simple majority of the votes cast, to the extent that neither the law nor the Articles of Association provide otherwise. Abstentions, empty votes and invalid votes will not be taken into account for the calculation of the required majority.
Die Wahlen von Mitgliedern des Verwaltungsrats und des Vergütungsausschusses erfolgen jeweils einzeln.	The members of the Board of the Directors and the members of the Compensation Committee are elected individually.
Der/die Vorsitzende bestimmt das Abstimmungsverfahren. Die Abstimmungen und Wahlen erfolgen – sofern an der Versammlung möglich – mit elektronischen Abstimmungsgeräten. Andernfalls finden Abstimmungen und Wahlen offen statt, es sei denn, dass die Generalversammlung eine schriftliche Durchführung beschliesst oder der/die Vorsitzende sie anordnet.	The Chairman/Chairwoman shall determine the voting procedure. The voting and elections shall be conducted with electronic voting devices– to the extent that this is possible at the Meeting. If not, resolutions or elections will be taken on a show of hands unless a written ballot is held upon resolution of the General Meeting of Shareholders or if the person chairing the General Meeting of Shareholders so directs.

Der/die Vorsitzende kann, sofern seiner/ihrer Meinung nach Zweifel am Abstimmungs- respektive Wahlergebnis bestehen, die Art der Abstimmung oder Wahl ändern. In diesem Fall gilt die vorausgegangene Abstimmung oder Wahl als nicht geschehen.	If the person chairing the General Meeting of Shareholders doubts the results of the vote, he/ she may change the way of voting. In this case, the preceding resolution or election is deemed not to have occurred
Artikel 15: Qualifiziertes Mehr für wichtige Beschlüsse
Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die absolute Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

Article 15: Qualified majority for important resolutions
A resolution of the General Meeting of Shareholders passed by at least two thirds of the represented share votes and the absolute majority of the represented nominal value of the shares is required for:

1.die Einführung, Erleichterung oder Aufhebung der Beschränkung der Übertragbarkeit von Namenaktien;	1. the introduction, easement or abolition of restrictions of the transferability of registered shares;
2.die Einführung von Vorzugs- oder Stimmrechtsaktien;	2. any creation of shares with preferential rights or with privileged voting rights;
1.genehmigte oder bedingte Kapitalerhöhungen;	3. any authorized or conditional capital increases;
1.Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder zwecks Sachübernahme und die Gewährung von besonderen Vorteilen;	4. any increase of capital against the Company's equity, against contributions in kind, or for the purpose of acquiring assets or the granting of special benefits;
1.Einschränkung oder Aufhebung des Bezugsrechts;	5. any limitation or withdrawal of subscription rights;
1.Verlegung des Sitzes oder Änderung der Firma der Gesellschaft;	6. any change of the registered office or corporate name of the Company;
1.Veräusserung des ganzen Vermögens der Gesellschaft oder im Wesentlichen aller Teile davon;	7. any sale of all or substantially all of the assets of the Company;

1.Fusion, Spaltung oder eine ähnliche Reorganisation der Gesellschaft;	8. any merger, demerger or similar reorganization of the Company;
1.Liquidation der Gesellschaft;	9. the liquidation of the Company;
1.Änderung der Maximalzahl der Verwaltungsräte;	10. change of the maximum number of Directors;
1.eine Änderung dieses Artikels 15; und	11. any change to this Article 15; and
1.die weiteren in Artikel 704 Abs. 1 OR sowie im Bundesgesetz über Fusion, Spaltung, Umwandlung und Vermögensübertragung (Fusionsgesetz) vom 3. Oktober 2003 in der jeweils gültigen Fassung genannten Fälle.
12. the other cases listed in article 704 para. 1 CO and in the Federal Act on Merger, Demerger, Conversion and Transfer of Assets (Merger Act) dated 3 October 2003 in the relevant applicable version.
Artikel 16: Unabhängiger Stimmrechtsvertreter Die Generalversammlung wählt einen unabhängigen Stimmrechtsvertreter. Wählbar sind natürliche oder juristische Personen und Personengesellschaften.	Article 16: Independent proxy The General Meeting of Shareholders elects an independent proxy. Natural persons as well as legal entities and partnerships are eligible for election.
Die Amtsdauer des unabhängigen Stimmrechtsvertreters endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig. Seine Pflichten richten sich nach den anwendbaren gesetzlichen Bestimmungen.	The term of office of the Independent Proxy ends with the conclusion of the next ordinary General Meeting of Shareholders. Re-election is permitted. The duties of the Independent Proxy are governed by the relevant statutory provisions.

B.Verwaltungsrat
Artikel 17: Wahl, Amtsdauer, Konstituierung
Der Verwaltungsrat besteht aus mindestens 3, jedoch nicht mehr als 9 Mitgliedern. Die Amtsdauer der Mitglieder des Verwaltungsrats sowie des/der Präsidenten/in entspricht der gesetzlich zulässigen Maximaldauer von einem Jahr und endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig.

B.Board of Directors
Article 17: Election, term of office, constitution
The Board of Directors shall consist of a minimum of 3 members and maximum of 9 members. The term of the members of the Board of Directors as well of the Chairman/Chairwoman shall correspond to the legally permitted maximum term of one year and shall end at the end of the next ordinary General Meeting of Shareholders. Re-election is permitted.

Abgesehen von der Wahl des/der Verwaltungsratspräsidenten/in und der Mitglieder des Vergütungsausschusses konstituiert sich der Verwaltungsrat selbst.	Except for the election of the Chairman/Chairwoman of the Board of Directors and the members of the Compensation Committee, the Board of Directors constitutes itself.
Der Verwaltungsrat bezeichnet den/die Sekretär/in, der/die weder Aktionär/in noch Mitglied des Verwaltungsrats sein muss.	The Board of Directors appoints the Secretary who does not need to be a shareholder or a member of the Board of Directors.
Artikel 18: Oberleitung, Delegation
Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft übertragen sind.

Article 18: Ultimate direction, delegation
The Board of Directors is entrusted with the ultimate direction of the Company as well as the supervision of the management. It represents the Company towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the Articles of Association or the regulations.

Der Verwaltungsrat kann die Geschäftsführung oder einzelne Teile derselben sowie die Vertretung der Gesellschaft, an eine oder mehrere natürliche Personen oder Mitglieder des Verwaltungsrats übertragen. Er erlässt das Organisationsreglement und ordnet die entsprechenden Vertragsverhältnisse	The Board of Directors may delegate the management and the representation of the Company wholly or in part to one or several natural persons or members of the Board of Directors. The Board of Directors shall enact the organizational regulations and arrange for the respective contractual relationships.

Artikel 19: Aufgaben Der Verwaltungsrat entscheidet über alle Angelegenheiten, die nicht durch Gesetz, Statuten oder Reglemente einem anderen Organ der Gesellschaft vorbehalten oder übertragen sind.
Article 19: Duties
The Board of Directors is authorized to pass resolutions regarding all matters which are not reserved to another governing body of the Company by law, these Articles of Association or any regulations.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:	The Board of Directors has the following non-transferable and irrevocable duties:
1.Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;	1. to ultimately direct the Company and issue the necessary directives;
2.Festlegung der Organisation;	2. to determine the organization;
1.Ausgestaltung des Rechnungswesens, des internen Kontrollsystems (IKS), der Finanzkontrolle und der Finanzplanung sowie die Durchführung einer Risikobeurteilung;	3. to organize the accounting, the internal control system (ICS), the financial control and the financial planning as well as to perform a risk assessment;
1.Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;	4. to appoint and recall the persons entrusted with the management and representation of the Company and to grant signatory power;
1.Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;	5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law, the Articles of Association, regulations and directives;
1.Erstellung des Geschäftsberichts sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;	6. to prepare the business report, as well as the General Meeting of Shareholders and to implement the latter's resolutions;

1.Erstellung des Vergütungsberichts;	7. to prepare the compensation report;
1.Benachrichtigung des Richters im Falle der Überschuldung;	8. to inform the judge in the event of over-indebtedness;
1.Beschlussfassung über die nachträgliche Leistung von Einlagen auf nicht vollständig liberierte Aktien und daraus folgenden Statutenänderungen;	9. to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares and regarding the amendments to the Articles of Association entailed thereby;
1.Beschlussfassung über die Feststellung von Kapitalerhöhungen, die Erstellung des Kapitalerhöhungsberichts und daraus folgende Statutenänderungen;	10. to pass resolutions confirming increases in share capital, regarding the preparation of the capital increase report and regarding the amendments to the Articles of Association entailed thereby;
1.Prüfung der Einhaltung der gesetzlichen Bestimmungen betreffend Einsetzung, Wahl und fachliche Voraussetzungen der Revisionsstelle;	11. to examine compliance with the legal requirements regarding the appointment, election and the professional qualifications of the Auditors;
1.Abschluss von Verträgen gemäss Artikel 12, 36 und 70 des Fusionsgesetzes.	12. to execute the agreements pursuant to articles 12, 36 and 70 of the Merger Act.
Ist das Amt des/der Präsidenten/in des Verwaltungsrats vakant, ist der Vergütungsausschuss nicht vollständig besetzt oder hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter, so ernennt der Verwaltungsrat jeweils für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung einen Ersatz, welcher – mit Ausnahme des unabhängigen Stimmrechtsvertreters – ein Mitglied des Verwaltungsrats sein muss.	If the office of the Chairman/Chairwoman of the Board of Directors is vacant, the Compensation Committee is not complete or the Company does not have an Independent Proxy, the Board of Directors shall appoint a substitute for the time period until the conclusion of the next ordinary General Meeting of Shareholders that must be – with the exception of the Independent Proxy – a member of the Board of Directors.
Artikel 20: Organisation, Protokolle
Sitzungsordnung, Beschlussfähigkeit (Präsenz) und Beschlussfassung des Verwaltungsrats richten sich nach dem Organisationsreglement. Beschlüsse können auch auf dem Zirkulationsweg per Briefpost, Telefax oder E-Mail gefasst werden, sofern nicht ein Mitglied die mündliche Beratung verlangt. Details regelt das Organisationsreglement.

Article 20: Organization, minutes
The organization of the meetings, the presence quorum and the passing of resolutions of the Board of Directors shall be in compliance with the organizational regulations. Resolutions can be made by circulation by mail, telefax or e-mail, unless a member requests oral deliberation. The organizational regulations govern the details.

Der/die Vorsitzende hat keinen Stichentscheid.	The Chairman/Chairwoman shall have no casting vote.
Über die Verhandlungen und Beschlüsse des Verwaltungsrats ist ein Protokoll zu führen. Das Protokoll ist vom/von der Vorsitzende/n und vom/von der Sekretär/in des Verwaltungsrats zu unterzeichnen.	Minutes shall be kept of the deliberations and resolutions of the Board of Directors. The minutes shall be signed by the Chairman/Chairwoman and the Secretary of the Board of Directors.
Artikel 21: Vergütungsausschuss
Die Generalversammlung wählt mindestens zwei Mitglieder des Verwaltungsrats in den Vergütungsausschuss. Die Amtsdauer endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig.

Article 21: Compensation committee
The Meeting of Shareholders elects at least two members of the Board of Directors as members of the Compensation Committee. The term of office ends with the conclusion of the next ordinary Meeting of the Shareholders. Re-election is permitted.

Der Vergütungsausschuss unterstützt den Verwaltungsrat in der Überprüfung und Festlegung der Vergütungsstrategie und -politik der Gesellschaft und hat die folgenden Grundaufgaben und Zuständigkeiten im Zusammenhang mit der Vergütung des Verwaltungsrats und der Geschäftsleitung:	The Compensation Committee shall support the Board of Directors in reviewing and establishing the Company's compensation strategy and policy and shall have the following basic tasks and responsibilities in relation to the compensation of the Board of Directors and Executive Management:
1.Anträge zuhanden des Verwaltungsrats betreffend die maximalen Gesamtbeträge der Vergütungen des Verwaltungsrats und der Geschäftsleitung, welche der Generalversammlung zur Abstimmung unterbreitet werden sollen;

1.to propose to the Board of Directors for approval by the General Meeting of Shareholders the aggregate maximum compensation of the Board of Directors and the aggregate maximum compensation of the Executive Management;

2.Antrag zuhanden des Verwaltungsrats betreffend die Zuteilung des von der Generalversammlung genehmigten maximalen Gesamtbetrags der Vergütungen an den Verwaltungsrat;	2.to propose to the Board of Directors the allocation of the aggregate Board compensation approved by the General Meeting of Shareholders;

3.Antrag zuhanden des Verwaltungsrats betreffend Festsetzung der Vergütung des Chief Executive Officers der übrigen Mitglieder der Geschäftsleitung im Rahmen des von der Generalversammlung genehmigten maximalen Gesamtbetrags;

3.to propose to the Board of Directors the compensation of the Chief Executive Officer and the other members of the Executive Management within the framework of the aggregate maximum compensation approved by the General Meeting of Shareholders;

4.Antrag zuhanden des Verwaltungsrats betreffend Festlegung der Ziele und Bestimmung der Zielerreichung im Rahmen der leistungsabhängigen kurzfristigen variablen Vergütung der Geschäftsleitung;	4.to propose to the Board of Directors targets and determination of target achievement under the performance-based short-term variable compensation of the Executive Management;
5.Antrag zuhanden des Verwaltungsrats betreffend Änderung der Statuten mit Bezug auf das Vergütungssystem des Verwaltungsrats und der Geschäftsleitung.	5.to propose to the Board of Directors modifications to the Articles of Association regarding the compensation system for the Board of Directors and Executive Management.
Der Verwaltungsrat regelt die weiteren Aufgaben und Zuständigkeiten des Vergütungsausschusses im Organisationsreglement und im Reglement des Vergütungsausschusses.	The Board of Directors will provide for further duties and responsibilities of the Compensation Committee in the organizational regulations and the regulations of the Compensation Committee.
C.Revisionsstelle
Artikel 22: Revisionspflicht, Wahl und Einsetzung der Revisionsstelle und ihre Aufgaben
Die Generalversammlung wählt eine Revisionsstelle gemäss den Bestimmungen dieses Artikels 22. Die Revisionsstelle ist in das Handelsregister einzutragen.

C.    Auditors
Article 22: Duty of audit, election, appointment and duties of auditors
The General Meeting of Shareholders shall elect the Auditors pursuant to the provisions of this Article 22. The Auditors must be registered in the Commercial Register.

Die Gesellschaft hat ihre Jahresrechnung durch eine Revisionsstelle ordentlich prüfen zu lassen.	The Auditors shall perform a regular audit of the Company's annual financial statements.

Die Amtsdauer der Revisionsstelle beträgt ein Jahr. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Wiederwahl und Abberufung sind jederzeit möglich.	The Auditors' term of office shall be one year. It shall end with the approval of the last annual financial accounts. Re-election and revocation are possible at any time.
Die Revisionsstelle hat die Rechte und Pflichten gemäss Artikel 728 ff. OR.	The Auditors' rights and obligations are those provided for in articles 728 et seq. CO.
IV.Rechnungslegung
Artikel 23: Jahresrechnung und Konzernrechnung
Die Gesellschaft erstellt ihren Geschäftsbericht einschliesslich Jahresrechnung (Einzelabschluss) und Konzernrechnung gemäss den anwendbaren gesetzlichen Vorschriften.

IV.Accounting Principles
Article 23: Annual accounts and consolidated financial statements
The Company prepares its annual report including annual accounts (statutory financial statements) and consolidated financial statements in accordance with applicable law.

Das Geschäftsjahr beginnt am 1. April und endet am 31. März (mit Ausnahme des ersten Geschäftsjahrs, welches am 31. März 2021 endet).	The financial year starts on April 1 and ends on March 31 (except for the first financial year which ends on March 31, 2021).
Artikel 24: Gewinnverteilung Unter Vorbehalt der gesetzlichen Vorschriften über die Gewinnverteilung, insbesondere Artikel 671 ff. OR, steht der Bilanzgewinn zur Verfügung der Generalversammlung.
Article 24: Distribution of profits
Subject to the statutory provisions regarding the distribution of profits, in particular articles 671 et seq. CO, the profits as shown on the balance sheet may be allocated by the General Meeting of Shareholders at its discretion.

Die Dividende darf erst festgesetzt werden, nachdem die dem Gesetz entsprechenden Zuweisungen an die gesetzlichen Reserven abgezogen worden sind. Alle Dividenden, welche innerhalb von fünf Jahren nach ihrer Fälligkeit nicht bezogen worden sind, verfallen zugunsten der Gesellschaft.	The dividend may only be determined after the transfers prescribed by law to the legal reserve funds have been deducted. All dividends unclaimed within a period of five years after their due date shall be forfeited to the Company.
V.Vergütungen und damit zusammenhängende Bestimmungen
Artikel 25: Zulässige weitere Tätigkeiten
Mitglieder des Verwaltungsrats, welche nicht gleichzeitig in der Geschäftsleitung tätig sind, können bis zu vier zusätzliche Mandate (gemäss untenstehender Definition) in börsenkotierten Unternehmen bzw. bis zu zehn Mandate in nicht börsenkotierten Unternehmen wahrnehmen.

V.Compensation and related Provisions
Article 25: Permitted additional activities
The non-executive members of the Board of Directors can have up to four additional Mandates (as defined below) in listed companies and up to ten additional in non-listed companies, respectively.

Die Mitglieder der Geschäftsleitung können, mit vorheriger Zustimmung des Verwaltungsrats, bis zu vier weitere Mandate (gemäss untenstehender Definition), davon zwei in börsenkotierten Unternehmen, wahrnehmen.	The members of the Executive Management may upon prior approval by the Board of Directors have up to four additional Mandates (as defined below), two of which can be in listed companies.
Die folgenden Funktionen unterliegen im Rahmen dieses Artikel 25 nicht den obenstehenden Beschränkungen:	For the purposes of this Article 25 the following functions do not fall under the above restrictions:
1.Mandate in von der Gesellschaft beherrschten Unternehmen;	1. Mandates in entities controlled by the Company;

2.Mandate, die Mitglieder des Verwaltungsrats oder der Geschäftsleitung auf Anordnung der Gesellschaft wahrnehmen. Kein Mitglied des Verwaltungsrats oder der Geschäftsleitung kann mehr als fünf solche Mandate wahrnehmen; und

2.    Mandates a member of the Board of Directors or the Executive Management assumes upon request by the Company, provided that no member of the Board of Directors or Executive Management may hold more than five of such Mandates; and

1.Mandate in Vereinen, Stiftungen, gemeinnützigen Organisationen, Trusts, Personalfürsorgestiftungen oder ähnlichen Institutionen. Kein Mitglied des Verwaltungsrats oder der Geschäftsleitung kann mehr als zehn solche Mandate wahrnehmen.

3.    Mandates in associations, foundations, charitable organisations, trusts, employee welfare foundations or other comparable structures, provided that no member of the Board of Directors or the Executive Management may hold more than ten Mandates in such organizations.

Als "Mandate" im Sinne dieses Artikel 25 gelten Mitgliedschaften in höheren Management- oder Aufsichtsgremien von rechtlichen Einheiten, die zur Eintragung im Schweizerischen Handelsregister oder einem gleichwertigen ausländischen Register verpflichtet sind. Mehrere Mandate in rechtlichen Einheiten, die demselben Konzern angehören bzw. Portfoliogesellschaften (einschliesslich börsenkotierte Unternehmen) einer Private Equity Gruppe (einschliesslich Fonds geführt, beraten oder auf andere Weise kontrolliert durch diese Gruppe) sind, gelten, zusammen mit den Mandaten in rechtlichen Einheiten, (einschliesslich Fonds geführt, beraten oder auf andere Weise kontrolliert durch diese Einheiten), welche dieser Private Equity Gruppe angehören, als ein Mandat. Eine kurzfristige Überschreitung der in diesem Artikel 25 geregelten Begrenzungen ist zulässig.	"Mandate" as used in this Article 25 means memberships in the senior management or oversight bodies of legal units obliged to register themselves in a Swiss commercial register or a foreign equivalent thereof. Several Mandates in legal units belonging to the same consolidated group of companies or several Mandates in legal units constituting portfolio companies (including listed companies) of a private equity investor group (including funds managed, advised or otherwise controlled by such group) are deemed, together with mandates in legal units (including funds managed, advised or otherwise controlled by such units) constituting that private equity investor group, one Mandate. It is admissible to exceed the limitations set forth in this Article 25 for a short period of time.

Artikel 26: Verträge, die den Vergütungen für Mitglieder des Verwaltungsrats und der Geschäftsleitung zugrunde liegen
Die Vereinbarungen mit den Mitgliedern des Verwaltungsrats dauern von der Wahl bis zum Abschluss der nächsten ordentlichen Generalversammlung. Vorbehalten bleiben Rücktritt und Abberufung.

Article 26: Agreements related to the Compensation for Members of the Board of Directors and the Executive Management
The agreements of the members of the Board of Directors shall have a term from election until the conclusion of the next ordinary Meeting of the Shareholders. Resignation or dismissal remains reserved.

Die Arbeitsverträge mit den Mitgliedern der Geschäftsleitung sind in der Regel unbefristet. Die maximale Kündigungsfrist beträgt zwölf Monate. Kommt der Verwaltungsrat oder ein Ausschuss des Verwaltungsrats zum Schluss, dass befristete Verträge eingegangen werden sollen, beträgt die Vertragsdauer höchstens ein Jahr. Erneuerung ist zulässig.
The employment agreements of the members of the Executive Management shall in principle be concluded for an indefinite period. With respect to employment agreements entered into for an indefinite period, the maximum notice period must not exceed 12 months. If the Board of Directors considers a fixed term appropriate, such fixed term shall not exceed one year. Renewal is possible.

Für den Fall, dass das Arbeitsverhältnis beendet wird, kann die Gesellschaft das Mitglied der Geschäftsleitung während der laufenden Kündigungsfrist freistellen oder mit diesem eine Aufhebungsvereinbarung abschliessen.	In the event of termination of the employment agreement, the Company can relieve the member of Executive Management from his/her duties during the notice period or enter into a termination agreement.
Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit den Mitgliedern der Geschäftsleitung Konkurrenzverbote ab Beendigung des Arbeitsverhältnisses vereinbaren. Die gesamte Abgeltung während der Dauer des Konkurrenzverbots darf den Betrag von einem Jahresgehalt (entsprechend dem Durchschnitt des bzw. der während der drei Jahre vor Beendigung des Arbeitsverhältnisses bezahlten Grundgehalts und variablen kurzfristigen Vergütung) nicht übersteigen.	The Company or companies controlled by it may enter into non-competition agreements with members of the Executive Management after termination of employment. The total compensation payable during the term of the non-competition agreement shall not exceed the amount of one annual salary (which is equal to the average base and short-term variable compensation paid in the three years prior to the termination of employment).

Artikel 27: Grundsätze der Vergütungen für die Mitglieder des Verwaltungsrats	Article 27: Principles relating to the compensation of the members of the Board of Directors
Die Mitglieder des Verwaltungsrats erhalten jährlich ein vom Verwaltungsrat auf Empfehlung des Vergütungsausschusses festgesetztes und von der Generalversammlung vorgängig im Rahmen des maximalen Gesamtbetrags genehmigtes Pauschalhonorar.	The members of the Board of Directors shall receive an annual retainer as determined by the Board of Directors upon recommendation by the Compensation Committee, subject to prior approval by the Meeting of the Shareholders.
Der Verwaltungsrat kann bestimmen, dass nicht geschäftsführende Mitglieder des Verwaltungsrats verlangen können, dass ihnen ein Teil ihres Pauschalhonorars in Aktien ausbezahlt wird. Zudem kann der Verwaltungsrat bestimmen, dass das Pauschalhonorar ganz oder teilweise in gesperrten Aktien oder aktienbasierten Instrumenten ausgerichtet wird. In diesem Fall legt er deren Bedingungen einschliesslich betreffend Wartefrist, Ausübung und Verwirkung fest. Der Verwaltungsrat kann auch die Verlängerung, die Verkürzung oder den Wegfall von Ausübungs- und Vesting-Voraussetzungen als Folge gewisser vordefinierter Ereignisse vorsehen.	The Board of Directors may determine that non-executive members of the Board of Directors shall have the right to elect that part of their annual retainer be paid in shares, and/or the retainer be in whole or in part paid in the form of blocked shares or equity based instruments, in which case it shall determine the conditions, including blocking periods, exercise and forfeiture conditions. The Board may provide for extension, acceleration or removal of vesting and exercise conditions in case of certain predefined events.
Vergütungen können durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften ausgerichtet werden.	Compensation may be paid by the Company or companies controlled by it.
Artikel 28: Grundsätze der Vergütungen für die Mitglieder der Geschäftsleitung
Die Geschäftsleitungsmitglieder erhalten eine fixe Vergütung bestehend aus Grundgehalt, Beiträgen an Vorsorgeeinrichtungen oder ähnlichen Leistungen sowie gegebenenfalls andere Bar- oder Sachleistungen. Zudem können die Mitglieder der Geschäftsleitung leistungsabhängige kurz- und langfristige variable Vergütungen erhalten.

Article 28: Principles of compensation relating to the members of the Executive Management
Members of the Executive Management shall receive a fixed compensation consisting of a base salary, contributions to pension schemes or similar benefits and, where applicable, other benefits in cash or kind. In addition, members of Executive Management are eligible for performance based short-term variable compensation and long-term variable compensation.

Die kurzfristige variable Vergütung basiert auf der Erreichung von Leistungszielen, die üblicherweise über eine Jahresfrist gemessen werden. Die Leistungsziele beruhen auf Unternehmens- und Geschäftsbereichszielen, funktionalen Zielen und individuellen Zielen. Die jährliche Zielgrösse der variablen Vergütung wird als Prozentsatz des Grundgehalts festgelegt. Abhängig von der Zielerreichung kann die kurzfristige variable Vergütung einen vordefinierten Multiplikator der Zielgrösse betragen. Die kurzfristige variable Vergütung kann in bar ausgerichtet werden.	The short-term variable compensation shall be based on the achievement of performance targets which are generally measured over a one-year period. Performance targets are based on enterprise and business unit, functional and individual goals. The annual target level shall be determined as a percentage of the base salary. Depending on achieved performance, the compensation may amount up to a pre-determined multiplier of target level. Short-term variable compensation can be awarded in cash.
Die langfristig variable Vergütung orientiert sich an Leistungswerten, welche die strategischen Ziele und/oder finanziellen Ziele der Gesellschaft und/oder die Entwicklung des Aktienkurses der Gesellschaft berücksichtigen und deren Erreichung sich in der Regel aufgrund eines mehrjährigen Zeitraums bemisst. Die jährliche Zielhöhe der langfristig variablen Vergütung wird in Prozenten des Grundgehalts festgelegt; je nach erreichten Leistungswerten kann sich die Vergütung auf einen vordefinierten Multiplikator der Zielhöhe belaufen. Der Verwaltungsrat oder der Vergütungsausschuss legt Zuteilungsbedingungen, Vesting-Bedingungen, Ausübungsbedingungen und -fristen sowie allfällige Sperrfristen und Verfallsbedingungen fest. Er kann vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse, wie einem Kontrollwechsel oder der Beendigung eines Arbeitsverhältnisses, Ausübungsbedingungen und -fristen, Vesting-Bedingungen und Sperrfristen verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen. Die langfristig variable Vergütung kann in der Form von Aktien, Optionen oder vergleichbaren Instrumenten oder Einheiten ausgerichtet werden.
The long term variable compensation orients itself on performance metrics that take into account strategic objectives and/or financial objectives of the Company and/or the development of the share price of the company and the achievement of which is generally measured based on a multiannual period. The annual target level of the long term variable compensation elements is determined as a percentage of the base salary; depending on achieved performance, the compensation may amount to up to a predetermined multiplier of target level. The Board of Directors or the Compensation Committee shall determine the conditions for the allocation, vesting conditions, the conditions and deadlines for the exercise thereof, and any retention periods or conditions of expiration. It may provide that, contingent upon  the occurrence of certain events determined in advance, such as a change in control or the termination of an employment relationship, that the conditions and deadlines for the exercise of rights, or retention periods, or vesting conditions are to be shortened or cancelled, that remuneration is to be paid based on an assumption of the achievement of target values, or that remuneration is to be forfeited. Long term variable compensation may be awarded in the form of shares, options or equivalent instruments or units.

Vergütungen können durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften ausgerichtet werden.	Compensation may be paid by the Company or companies controlled by it.
Artikel 29: Kredite und Vorsorgepläne Es werden keine Darlehen oder Kredite an Mitglieder des Verwaltungsrats oder der Geschäftsleitung gewährt.	Article 29: Credit and pension schemes No loans or credits shall be granted to the members of the Board of Directors or Executive Management.
Die Verwaltungsratsmitglieder, die nicht auch Mitglieder der Geschäftsleitung sind, nehmen nicht an den Vorsorgeeinrichtungen der Gesellschaft teil. Die Mitglieder der Geschäftsleitung sind berechtigt, an den Vorsorge- und Pensionsplänen teilzunehmen.	The members of the Board of Directors not serving in the Executive Management shall not participate in the Company's pension and retirement plans. The members of the Executive Management are eligible to participate in the Company's retirement and pension schemes.

VI.Beendigung
Artikel 30: Auflösung und Liquidation
Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.

VI.Liquidation
Article 30: Dissolution and liquidation
The General Meeting of Shareholders may at any time resolve the dissolution and liquidation of the Company in accordance with the provisions of the law and of the Articles of Association.

Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.	The liquidation shall be carried out by the Board of Directors to the extent that the General Meeting of Shareholders has not entrusted the same to other persons.
Die Liquidation der Gesellschaft erfolgt nach Massgabe der Artikel 742 ff. OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.	The liquidation of the Company shall take place in accordance with articles 742 et seq. CO. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.
Nach erfolgter Tilgung der Schulden wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt.	After all debts have been satisfied, the net proceeds shall be distributed among the shareholders in proportion to the amounts paid-in.
VII.Benachrichtigungen, Sprache der Statuten, Rechtskosten und Schiedsgericht
Artikel 31: Mitteilungen und Bekanntmachungen
Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt. Der Verwaltungsrat kann weitere Publikationsorgane bestimmen.

VII.     Information, Language of the Articles of Association, Legal Cost and Arbitration
Article 31: Notices and announcements
The publication instrument of the Company is the Swiss Official Gazette of Commerce. The Board of Directors may designate further means of publication.

Mitteilungen der Gesellschaft an die Aktionäre sowie andere Bekanntmachungen erfolgen durch Publikation im Schweizerischen Handelsamtsblatt.	Notices by the Company to the shareholders and other announcements shall be published in the Swiss Official Gazette of Commerce.
Artikel 32: Sprache der Statuten Im Falle eines Widerspruchs zwischen der deutschen und jeder anderen Fassung dieser Statuten ist die deutsche Fassung massgeblich.
Article 32: Language of the Articles of Association
In the event of deviations between the German version of these Articles of Association and any version in another language, the German authentic text prevails.

Artikel 33: Kosten in Rechtsverfahren
Die Gesellschaft kann Verwaltungsrats- und Geschäftsleitungsmitglieder für Kosten, die im Zusammenhang mit rechtlichen, regulatorischen oder ähnlichen Verfahren entstehen, ihnen entsprechende Vorschüsse leisten.

Article 33: Costs in legal proceedings
The Company may grant advances to members of the Board of Directors and Executive Management for costs incurred in connection with legal, regulatory or similar proceedings.

Die Gesellschaft kann die Mitglieder des Verwaltungsrats sowie der Geschäftsleitung aus dem Gesellschaftsvermögen im Rahmen des gesetzlich Zulässigen schadlos halten für Forderungen, Kosten, Verluste, Schäden, Bussen, und sonstige Auslagen, welche ihnen im Zusammenhang mit ihrer Tätigkeit für die Gesellschaft entstehen bzw. gegen diese erhoben werden.	The Company is authorized to indemnify and hold harmless to the extent permitted by applicable law each of the members of the Board of Directors and the Executive Management out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in connection with their service on behalf of the Company.

Artikel 34: Schiedsklausel
Gesellschaftsrechtliche Streitigkeiten werden durch ein Schiedsgericht mit Sitz in Zürich, Schweiz, beurteilt. Das Schiedsgericht besteht aus drei Schiedsrichtern. Das Schiedsverfahren wird in Englisch durchgeführt.
Diese Schiedsklausel ist gegenüber allen Aktionären, der Gesellschaft und den Organen der Gesellschaft verbindlich.
Das Schiedsverfahren unterliegt den Vorschriften der Schiedsgerichtsordnung der Internationalen Handelskammer (ICC), die am Datum der Einreichung des Schiedsantrages gemäss der vorgenannten Schiedsordnung in Kraft sind.

Article 34: Arbitration
Corporate litigations shall be resolved by an arbitration court with its seat in Zurich, Switzerland. The number of arbitrators shall be three. The arbitral proceedings shall be conducted in English.
This arbitration clause shall be binding on all shareholders of the Company, the Company itself and the corporate bodies of the Company.
The arbitration proceedings shall be resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce in force on the date on which the request for arbitration is submitted in accordance with these rules.

VIII.Übergangsbestimmungen
Artikel 35: Sacheinlagen
Anlässlich der Kapitalerhöhung vom 28. August 2020 übernimmt die Gesellschaft gemäss Sacheinlagevertrag I datiert per 28. August 2020, Sacheinlagevertrag III datiert per 28. August 2020 und Sacheinlagevertrag IV datiert per 28. August 2020 insgesamt 37’574’865 Namenaktien der Global Blue Group AG, Wangen-Brüttisellen, Schweiz, (CHE-218.820.653), mit einem Nennwert von je CHF 0.01, (zusammen "GBG Aktien") von total 55 Sacheinlegern. Im Gegenzug erhalten die Sacheinleger gesamthaft 124’550’238 neue auf den Namen lautende Stammaktien der Gesellschaft, mit einem Nennwert von je CHF 0.01, ("Stammaktien") zu einem Ausgabebetrag von CHF 0.01 pro Stammaktie und 23'717'989 neue, wandelbare, auf den Namen lautende Vorzugsaktien der Kategorie A, mit einem Nennwert von je CHF 0.01, ("Vorzugsaktien") zu einem Ausgabebetrag von CHF 0.01 pro Vorzugsaktie. Im Einzelnen erfolgen von folgenden Sacheinlegern folgende Einlagen von GBG Aktien mit folgender Bewertung im Gegenzug für folgende Anzahl neue Stammaktien und Vorzugsaktien:

VIII.Transitional Provisions
Article 35: Contributions in Kind
At the occasion of the capital increase of 28 August 2020 the company receives according to the capital contribution agreement I dated as per 28 August 2020, the capital contribution agreement III dated as per 28 August 2020 and the capital contribution agreement IV dated as per 28 August 2020 in the aggregate 37’574’865 registered shares in Global Blue Group AG, Wangen-Brüttisellen, Switzerland, (CHE-218.820.653), with a nominal value of CHF 0.01 each, (together "GBG Shares") from in total 55 contributors. In return, the contributors in total receive 124’550’238 new registered, fully paid-in common shares of the Company, each with a nominal value of CHF 0.01, ("Common Shares") at an issue price of CHF 0.01 per Common Share and 23,717,989 new registered, fully paid-in series A convertible preferred shares, each with a nominal value of CHF 0.01, ("Preferred Shares") at an issue price of CHF 0.01 per Preferred Share. In detail the following contributors make the following contributions in kind of GBG Shares with the following valuations in return for the following number of new Common Shares and Preferred Shares:

Sacheinleger Contributor	GBG Aktien GBG Shares	Bewertung Valuation (CHF)	Stammaktien Common Shares	Vorzugsaktien Preferred Shares
Antfin (Hong Kong) Holding Limited Hong Kong	2’967’655	113’618’854.08	12’500’000	--

Jorge Casal Vich, Schweiz	202’372	7’748’370.54	713’711	138’695
Loic Jenouvrier Dully, Schweiz	93’038	3’562’216.47	328’120	63’763
Fabio Ferreira Wien, Österreich	42’872	1’641’472.20	151’198	29’382
Gregory Gelhaus Singapore, Singapur	16’784	642’617.55	59’193	11’502
Jeremy Henderson-Ross Founex, Schweiz	15’353	587’832.12	54’146	10’522
Tomas Mostany Cardano al Campo VA, Italien	41’425	1’586’059.56	146’095	28’389
Pier Francesco Nervini St Sulpice, Schweiz	42’332	1’620’783.36	149’293	29’011
James Morris London, Grossbritannien	20’395	780’867.36	71’928	13’976
Jeremy Taylor Rovinka, Slowakei	22’729	870’240.24	80’160	15’576
Laurent Delmas Paris, Frankreich	20’016	766’359.72	70’591	13’717
Damian Cecchi Nyon, Schweiz	14’844	568’343.16	52’351	10’173
Pedro da Silva Genf, Schweiz	20’066	768’277.71	70’767	13’752
Guillaume Van Lierde Genf, Schweiz	13’221	506’194.83	46’627	9’060
Richard Menzinsky Mies, Schweiz	13’575	519’748.02	47’875	9’303

Ronald Christen Männedorf, Schweiz	12’194	466’880.58	43’005	8’357
Helena Hardaway Nyon, Schweiz	8’013	306’796.59	28’260	5’491
Alexandre Vukanovic Estavayer-le-Lac, Schweiz	8’013	306’796.59	28’260	5’491
Philippe Bartscherer Landschlacht, Schweiz	1	36.36	4	0
Thomas Bucknall London, Grossbritannien	20’066	768’277.71	70’767	13’752
Richard Brown Basingstoke, Hampshire, Grossbritannien	17’695	677’495.88	62’405	12’127
Gianpaolo Carugo Paderno Dugnano MI, Italien	3’698	141’585.84	13’042	2’534
Luca Zaffaroni Legnano MI, Italien	3’701	141’694.92	13’052	2’536
Stefano Rizzi Milano MI, Italien	2’000	76’574.16	7’054	1’370
Nigel Dasler Auckland, Neuseeland	36’301	1’389’879.18	128’024	24’878
Jan Moller Central Singapore, Singapur	14’602	559’071.36	51’497	10’007
Puay Hiang Tan Singapore South East, Singapur	19’346	740’707.74	68’228	13’258
Khalil Achkar Divonne-les-Bains, Frankreich	27’834	1’065’693.42	98’163	19’075
Livia Černáková Bratislava, Slowakei	3’231	123’705.81	11’395	2’214

Viktor Kletzer Wien, Österreich	33’980	1’301’015.34	119’838	23’288
Malin Kockum Wien, Österreich	11’667	446’700.78	41’147	7’995
Klaus List Wien, Österreich	7’642	292’588.92	26’951	5’237
Astrid Polivka Wien, Österreich	7’553	289’180.17	26’637	5’176
Jiří Macas Nová Bystřice, Tschechien	3’972	152’075.70	14’008	2’722
Allan Timlin Singapore, Singapur	1’669	63’893.61	5’886	1’143
Gavin Ingram Singapore, Singapur	16’745	641’126.79	59’055	11’476
Sakinah Sharif Central Singapore, Singapur	4’745	181’672.74	16’735	3’251
Zuzana Gregorova Bratislava, Slowakei	5’023	192’317.13	17’715	3’442
Iveta Benková Bratislava, Slowakei	1’898	72’665.46	6’694	1’300
Thorsten Lind Duisburg, Deutschland	22’288	853’351.02	78’604	15’274
Luis Jose Llorca Lizaso Madrid, Spanien	1’669	63’893.61	5’886	1’143
Birgitta Falk Billdal, Schweden	15’042	575’924.22	53’049	10’309
Manfred Schmiedl Tulln, Österreich	5’131	196’453.08	18’096	3’516

Eric Herrmann Wien, Österreich	1’249	47’813.40	4’405	855
Alejandro Buero Buenos Aires, Argentinien	2’525	96’672.15	8’905	1’730
Mathieu Grac Grand Lancy, Schweiz	941	36’023.67	3’319	644
Roxane Dufour Carouge, Schweiz	2’208	84’537.00	7’787	1’513
Nathan Brown Pagewood, Australien	2’525	96’672.15	8’905	1’730
Yann Mortreux Paris, Frankreich	4’055	155’248.11	14’301	2’778
Casimir Ehrnrooth Helsinki, Finnland	345	13’207.77	1’217	236
Henrietta Varju Podkowa Leśna Masovian, Polen	899	34’414.74	3’170	616
Estera Trust (Jersey) Limited St. Helier, Jersey	202’593	7’756’833.33	714’491	138’846
Jacques Stern London, Grossbritannien	294’678	11’282’562.54	1’039’249	201’957
SL Globetrotter LP Grand Cayman, Caymaninseln	23’502’920	899’826’576.18	72’888’417	16’107’708
Global Blue Holding LP Grand Cayman, Caymaninseln	9’697’531	371’277’105.87	34’200’560	6’646’193

Anlässlich der Kapitalerhöhung vom 28. August 2020 übernimmt die Gesellschaft gemäss Sacheinlagevertrag V datiert per 28. August 2020 insgesamt 100 % Mitgliedschaftsanteile an der an der Global Blue US Holdco LLC, Delaware, USA, mit einer Bewertung von CHF 288'830'732.22, wofür Continental Stock Transfer & Trust Company, New York, USA, als Sacheinleger im Gegenzug 31'774'558 neue Stammaktien zu einem Ausgabebetrag von CHF 0.01 pro Stammaktie erhält.
At the occasion of the capital increase of 28 August 2020 the company receives according to the capital contribution agreement V dated as per 28 August 2020 in the aggregate 100 % membership interests in Global Blue US Holdco LLC, Delaware, USA with a valuation of CHF 288,830,732.22, for which Continental Stock Transfer & Trust Company, New York, USA, as contributor in return receives 31,774,558 new Common Shares at an issue price of CHF 0.01 per Common Share.

Artikel 36: Sachübernahme
Die Gesellschaft erwirbt und übernimmt gemäss Aktienkauf- und -abtretungsverträgen I bis IV datiert per 28. August 2020 die folgenden Namenaktien der Global Blue Group AG, Wangen-Brüttisellen, Schweiz, (CHE-218.820.653), mit einem Nennwert von je CHF 0.01, ("GBG Aktien") zu folgenden Kaufpreisen von folgenden Verkäufern:

Article 36: Acquisition of Assets
The company acquires with share purchase and assignment agreements I through IV dated as per 28 August 2020 the following registered shares in Global Blue Group AG, Wangen-Brüttisellen, Switzerland, (CHE-218.820.653), with a nominal value of CHF 0.01 each, ("GBG Shares") at the following purchase prices from the following sellers:

Verkäufer Seller	Anzahl GBG Aktien Number of GBG Shares	Kaufpreis Purchase Price (in CHF)
Jorge Casal Vich, Schweiz	58'392	2'235'580.66
Loic Jenouvrier Dully, Schweiz	42'377	1'622'434.61
Fabio Ferreira Wien, Österreich	22'827	873'948.48

Gregory Gelhaus Singapore, Singapur	10'976	420'224.23
Jeremy Henderson-Ross Founex, Schweiz	9'926	380'024.21
Tomas Mostany Cardano al Campo VA, Italien	11'950	457'514.54
Pier Francesco Nervini St Sulpice, Schweiz	12'212	467'545.40
James Morris London, Grossbritannien	5'883	225'234.98
Jeremy Taylor Rovinka, Slowakei	9'887	378'531.07
Laurent Delmas Paris, Frankreich	13'089	501'121.99
Damian Cecchi Nyon, Schweiz	4'282	163'939.52
Pedro da Silva Genf, Schweiz	5'789	221'636.12
Guillaume Van Lierde Genf, Schweiz	3'814	146'021.79
Richard Menzinsky Mies, Schweiz	3'916	149'926.94
Ronald Christen Männedorf, Schweiz	3'518	134'689.22
Helena Hardaway Nyon, Schweiz	2'312	88'516.62
Alexandre Vukanovic Estavayer-le-Lac, Schweiz	2'312	88'516.62
Philippe Bartscherer Landschlacht, Schweiz	12'416	475'355.69
Thomas Bucknall London, Grossbritannien	5'789	221'636.12

Richard Brown Basingstoke, Hampshire, Grossbritannien	5'105	195'448.68
Gianpaolo Carugo Paderno Dugnano MI, Italien	1'066	40'812.59
Luca Zaffaroni Legnano MI, Italien	1'067	40'850.88
Stefano Rizzi Milano MI, Italien	576	22'052.58
Nigel Dasler Auckland, Neuseeland	10'474	401'004.79
Jan Moller Central Singapore, Singapur	4'213	161'297.80
Puay Hiang Tan Singapore South East, Singapur	5'582	213'710.97
Khalil Achkar Divonne-les-Bains, Frankreich	18'204	696'953.53
Livia Černáková Bratislava, Slowakei	931	35'644.02
Viktor Kletzer Wien, Österreich	14'781	565'901.45
Malin Kockum Wien, Österreich	5'074	194'261.82
Klaus List Wien, Österreich	3'323	127'223.50
Astrid Polivka Wien, Österreich	3'285	125'768.64
Jiří Macas Nová Bystřice, Tschechien	1'728	66'157.75
Allan Timlin Singapore, Singapur	725	27'757.16
Gavin Ingram Singapore, Singapur	7'284	278'873.30

Sakinah Sharif Central Singapore, Singapur	2'063	78'983.47
Zuzana Gregorova Bratislava, Slowakei	2'185	83'654.33
Iveta Benková Bratislava, Slowakei	824	31'547.45
Thorsten Lind Duisburg, Deutschland	9'694	371'141.92
Luis Jose Llorca Lizaso Madrid, Spanien	725	27'757.16
Birgitta Falk Billdal, Schweden	6'543	250'503.57
Manfred Schmiedl Tulln, Österreich	2'731	104'558.34
Eric Herrmann Wien, Österreich	815	31'202.87
Alejandro Buero Buenos Aires, Argentinien	1'650	63'171.46
Mathieu Grac Grand Lancy, Schweiz	615	23'545.73
Roxane Dufour Carouge, Schweiz	1'443	55'246.32
Nathan Brown Pagewood, Australien	1'650	63'171.46
Yann Mortreux Paris, Frankreich	2'651	101'495.48
Casimir Ehrnrooth Helsinki, Finnland	224	8'576.00
Henrietta Varju Podkowa Leśna Masovian, Polen	586	22'435.44
Estera Trust (Jersey) Limited St. Helier, Jersey	0	0

Jacques Stern London, Grossbritannien	100’442	3’845’495.83
SL Globetrotter LP Grand Cayman, Caymaninseln	1’296’838	49’650’396.52
Global Blue Holding LP Grand Cayman, Caymaninseln	535’086	20’486’161.01
Total	2'291'850	87'745'162.67

Zürich 23. September 2021

_____________________________________
Jacques Stern